SYS Technologies
5050 Murphy canyon Road, Suite 200
San Diego, CA 92123
www.systechnologies.com
W (858) 715-5500   F (858) 715-5510

February 17, 2006

VIA FACSIMILE (202) 772-9210

Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, DC 20549

Re:	SYS Form 10-KSB for the Fiscal Year Ended June 30, 2005
Filed September 28, 2005
File No. 1-32397

Dear Mr. Skinner:

This letter has been prepared in response to the comments contained in your letter of February 3, 2006 with regard to the above-referenced report on Form 10-KSB. These comments are addressed sequentially below.

Comment 1. We note that you provide services under fixed-priced contracts. Please describe the nature of these services and tell us how you concluded that using the percentage of completion method to recognize revenue is appropriate. Specifically address footnote 1 to SOP 81-1 that prohibits the use of contract accounting for service transactions.

Response to Comment 1.

The Company is organized into two operating segments. The Defense Solutions Group (DSG) provides technical services primarily for U.S. government military or intelligence applications. These services are commonly referred to as command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and include systems engineering and systems integration, software development, geospatial information systems and situational awareness tools. Additionally, DSG provides program management, training, financial management, and logistics support services. The Public Safety, Security and Information Systems Group (PSSIG) provides hardware and software information technology applications addressing homeland security issues and wireless sensor network technologies for use by commercial and industrial customers as well as by government agencies. Sales in this segment have historically consisted primarily of engineering services; however, beginning in 2006 sales will be made for products and equipment, which may also include services for software development, engineering and installation.

The company’s information technology solutions and wireless communications systems are delivered through multiple year engineering and technical services government contracts or through long or short term commercial contracts. The deliverables under these contracts vary by contract but may include labor services only, or a combination of services and harware deliverables. Contracts with government customers include fixed priced contracts, time and materials contracts and cost-plus-fixed-fee contracts. Generally, revenue under service contracts is recognized as services are rendered using fully burdened labor cost as a measure of progress. The Company believes this revenue model produces recognition of proportional performance under the contracts because labor hours are incurred ratably over the life of the contract and, therefore, the labor cost input measure is a reasonable equivalent of labor hour output. No significant set-up costs are incurred at the outset of performing these contracts and materials and other direct costs incurred during the performance of the contract are also consumed ratably.

For fixed price contracts, the company prepares a detailed estimate of costs at completion and compares that cost to the contract value for purposes of determining the indicated profit rate. The indicated profit is recognized ratably as services are rendered in the same manner as profits are recognized under cost-plus-fixed-fee contracts. This model produces the same revenue recognition as would be calculated using a percentage-of-completion method and, in fact, the Company has disclosed that the percentage-of-completion method is used for revenue recognition on fixed price contracts. However, these types of service contracts might not qualify for use of the percentage-of-completion method of revenue recognition under paragraph 11 of SOP 81-1 because most of the contracts do not provide services essential to the construction or production of tangible property. Although the Company believes that the percentage-of-completion method could be applicable to certain of its current and future contracts for the types of goods and services discussed in paragraph 12 of SOP 81-1contract, the Company’s disclosure will be modified in future filings to indicate that revenue is recognized as services are rendered on all types of all types of services only contracts, including fixed price contracts.

Comment 2. You disclose that you offer multiple element arrangements that may include a combination of ASP services, consulting services and equipment sales. Please describe these arrangements in more detail and provide us with your related revenue recognition policies for each element. As part of your response, explain how you comply with separation and allocation provisions of EITF 00-21.

Response to Comment 2.

To date the Company has not entered into a significant number of contracts with multiple deliverables. However, with the acquisition of certain subsidiaries in commercial markets, the Company has entered the products-oriented business in which revenue arrangements will include multiple deliverables. Current revenue generating arrangements consist of providing asset monitoring systems that utilize sensor modules to capture data and then transmit that data via gateways through the internet to either the customer’s data center or to an SYS hosted data center. Deliverables under these arrangements include hardware sales and installation and subsequent services under application service provider contracts. Additionally, the Company has contracts for the delivery of hardware with embedded software. The Company’s revenue recognition policy for these arrangements includes evaluating all deliverables in the arrangement to determine whether they represent separate units of accounting. This evaluation is performed at the inception of the arrangement and as each item in the arrangement is delivered. The separation criteria contained in paragraph 9 of EITF 00-21 are used as the basis for the company’s evaluation. The allocation of the arrangement consideration is based on the Company’s determination of fair values of the deliverables, in accordance with paragraphs 12 and 13 of EITF 00-21. When the fair value of all of the units of accounting in an arrangement are known, the relative fair value method is used to allocate the consideration. When the fair value of one of the units is not known, a residual method is used when the fair value of the undelivered unit is known. When the fair value of the delivered unit is known, the “reverse” residual method is not used.

If the elements are determined to be separate units of accounting, revenue is recognized when the element is delivered in the case of hardware, and as services are rendered in the case of service elements. As a result, certain amounts of allocable revenue related to maintenance elements are deferred and recognized ratably as those service elements are rendered. If the elements are determined to be a single unit of accounting, revenues and costs are deferred and recognized at the time of delivery of the last element.

Accordingly, the Company had recorded $54,000 of such deferred revenues at June 30, 2005.

Comment 3. With regard to your various issuances of warrants and convertible notes, tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining how to classify and measure these instruments in your financial statements. Your response should clearly set forth your analysis of all of the terms of each transaction and how your accounting and classification complies with the applicable accounting guidance. Refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response to Comment 3.

Description of the Warrants

On May 27, 2005, SYS entered into a Securities Purchase Agreement (“SPA”) pursuant to which the Company agreed to sell to certain institutional investors (collectively, the “Investors”) in a private placement transaction an aggregate of 1,427,655 shares of common stock at an aggregate purchase price of $3,355,000 (or $2.35 per share). As part of the transaction, the Company also agreed to issue to the Investors warrants (“WA”) to purchase an aggregate of 428,289 shares of common stock at an exercise price of $2.50 per share. The transaction was closed on May 31, 2005.

The Company also entered into a Registration Rights Agreement, dated as of May 27, 2005 (“RRA”), with the Investors pursuant to which the Company agreed to file, within 30 days after the closing, a registration statement covering the resale of the shares of common stock sold to the Investors and the shares of common stock issuable upon exercise of the Warrants issued to the Investors. The registration statement was filed on June 23, 2005 and declared effective on August 4, 2005.

The basic terms of the warrants are as follows:

•	3 Warrants for every 10 shares of Common Stock purchased; five-year warrants exercisable into the Company’s Common Stock at an exercise price of $2.50 per share;

•	The Company has the right to require the exercise of all Warrants beginning one year after the Closing if all of the following conditions are met:

▪	Registration Statement covering the Company’s Common Stock, including the shares underlying the Warrants, has been declared effective by the SEC;

▪	The Company’s shares trade at or above $4.50 per share for 10 consecutive trading days;

▪	The Company’s shares trade at least 20,000 shares per day for 10 consecutive trading days.

•	The Warrants will be protected from dilution for 12 months following the Closing. (Strike price will be adjusted; no additional shares to be issued.);

•	Payment of exercise price by holder can be made in cash (“Physical settlement”) or on a cashless basis (“Net-share settlement”).

Description of the Convertible Notes

The Company has completed two subscription based offerings in January 2002 and February 2004. Each of these offerings consisted of a $50,000 unit comprised in equal amounts of common stock and an unsecured convertible note payable. Additionally, in March of 2004 and January of 2005, the Company utilized similar convertible notes payable as part of the purchase consideration in two acquisitions. In all cases the convertible notes had the following common features:

▪	The notes are for a fixed face amount and a fixed maturity date;

The conversion price is fixed at the date of issue at a premium to the then FMV of the common stock and the conversion rate is subject to certain adjustments (as described further below). The proceeds from the Units offering were allocated to the convertible note and the common stock based on the relative fair values and the associated debt discount is being amortized over the term of the debt using the effective interest method in accordance with EITF 00-27: Application of Issue 98-5 to Certain Convertible Notes. The effective conversion rate after allocation of the proceeds to the debt based on the relative fair value is higher than the fair value of common stock at the date of issuance and therefore no beneficial conversion feature exists on any of the convertible debt issuances.

▪	The conversion rate on the convertible debt is subject to the following adjustments:

o	The first are “standard anti-dilution” adjustments in the event of change of control, reclassifications or stock-splits, combination or dividends;

o	The second is for price adjustments in the event of future share issuances at prices below the Conversion Price in the Notes, which events are controlled by the Company;

▪	The interest rate is fixed at 10%

▪	There are no “puts” or “calls” on the convertible debt:

▪	The Holder has the right until the maturity date, to convert all, but not part of the notes, into restricted common stock of SYS;

The total aggregate convertible notes issued amounted to approximately $3.9 million. In connection with these convertible note issuances, we also provided registration rights within the subscription agreements wherein the Company would file a registration statement to register the common stock shares issued as well as the shares underlying the convertible notes and use its “reasonable commercial efforts” to cause the registration statement to be declared effective. Further, the Company agreed to maintain the registration statement for a period of two years.

However, in connection with these registration rights, the Company is only obligated to make commercially reasonable efforts to cause such registration statement to become and remain effective. Most importantly, there are no penalties or damages associated with the failure to either file a registration statement or to maintain its effectiveness.

Analysis of Accounting Treatment

As noted in Section II.B of your publication, Current Accounting and Disclosure Issues in the Division of Corporation Finance, we reviewed the terms of the warrants and the convertible notes, first to determine whether these instruments fall within the scope of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and then second to determine whether these instruments fall within the scope of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities before considering the requirements of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

WARRANTS

Statement 150 affects the issuer’s accounting for three types of freestanding financial instruments. The criterion for evaluating these instruments are found in paragraphs 9-12, as referenced below.

Mandatorily Redeemable Financial Instruments

9. A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. 5

10. A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.

11. A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to 6 such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances 7). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Based on the terms of the warrants we outlined at the beginning of this section, we determined that the warrants were outside of the scope of Statement 150 for the following reasons:

(i)	The warrant agreements contain no provisions that require the issuer to mandatorily redeem the instrument;

(ii)	The warrant agreements do not result in an obligation to repurchase the Company’s equity shares;

(iii)	The warrants are not obligations to issue a variable number of shares within the scope of paragraph 12 (a), (b), or (c) of Statement 150.

Statement 133 standardizes the accounting treatment for derivative instruments. A derivative instrument is defined in paragraphs 6-11 of SFAS 133 as a financial instrument or other contract that possesses all of the three characteristics:

▪
It has (1) one or more underlyings and (2) one or more amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and in some cases, whether or not a settlement is required.

▪
It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

▪
Its terms require or permit net settlement, it can readily be settled by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

SFAS 133 defines a derivative instrument as a contract that does not require an initial net investment that is equal to the notional amount (or the notional amount plus a premium or minus a discount) or that is determined by applying the notional amount to the underlying. The holder or writer of a derivative instrument, therefore, does not have to invest or receive the notional amount of the derivative instrument at the inception or maturity of the contract.

We determined that the warrants meet the definition of a derivative in paragraph 6 of SFAS 133. We next determined if the warrants were eligible for a scope exception under SFAS 133. In the case of the warrants, we looked to SFAS 133, paragraph 11 (a), which reads as follows:

SFAS133, Par. 11

11.♦ Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

The determination of whether the contract is indexed to its own stock is defined in EITF 01-06: The Meaning of “Indexed to a Company’s Own Stock” paragraph 5 which reads that “instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer EBITDA of the issuer, net income of the issuer or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement is based solely on the issuer’s stock.

Accordingly, as the warrants in question are only settled in SYS stock we have concluded that the warrants satisfy this requirement.

As to the second requirement, namely that the contract be as classified in stockholders’ equity in its statement of financial position, we looked to EITF 00-19 to make this determination.

Analysis of Warrants for Equity Treatment Under EITF 00-19

We reviewed the warrants in the context of the eight conditions in paragraphs 12-32 (Analysis of Warrant Classification).

Test: The contract permits the company to settle in unregistered shares.

Response: The contract permits settlement in unregistered shares.

With respect to the registration rights requirements agreement that the Company entered into in connection with the issuance of the common stock and warrants, the Company is required to file a registration statement and to use its “best efforts” to keep the registration effective. In the event that the registration statement is not timely filed or declared effective; or if the Company can’t maintain effectiveness, then the Company could be subject to a “liquidated damages” amount. However, as stipulated in the agreement “the parties agree that the company will not be liable for liquidated damages in respect of the warrants.” Accordingly, since the liquidated damages provisions only apply to the common stock and not the warrants, the warrants are not affected by this provision, and therefore the Company has concluded that the contract can be settled in unregistered shares.

Test: The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period that the derivative contract could remain outstanding.

Response: SYS prepared an analysis of the authorized but unissued shares compared to the maximum number of shares outstanding or that could be outstanding under options, warrants, convertible debt, etc., and determined that a sufficient number of authorized and unissued shares exist at the classification assessment date to control settlement by delivering shares.

Test: The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Response: The warrant agreement contains an explicit limit of shares. As such this condition is met.

Test: There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Response: The Registration Rights agreement contains a liquidated damages clause that covers the common stock, however, the warrants are specifically excluded and therefore not required to be net-cash settled. As such this condition is met.

Test: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. That is, there are no cash settled “top-off” or “make-whole” provisions.

Response: The Warrant agreement provides for a “buy-in” provision if the Company fails to deliver shares within 3 days of exercise. We do not believe this provision is a true “top-off” or “make-whole” provision as contemplated in paragraph 26 of EITF 00-19. There are no “top-off” or “make-whole” provisions and no guarantees as to price realized in a subsequent sale post-settlement date. The Company controls the delivery of shares to the counterparty. Since the Company is able to deliver unregistered shares in the event that registered shares are not available, the delivery of shares within 3 days of exercise is within the control of the Company. Therefore, this provision does not preclude equity classification.

Test: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Response: If there is a change of control, the warrant holders are entitled to receive the same consideration as an existing shareholder. In effect, upon a change of control the warrant holder would exercise the warrant, receive shares and then sell the shares to the acquirer. There is no circumstance where the Company would be required to pay cash to the warrant holder and therefore, equity classification is not precluded.

Test: There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Response: There are no such provisions.

Test: There is no requirement in the contract to post collateral at any point or for any reason.

Response: There are no such provisions.

Based on the analysis outlined above, management reached the conclusion that the issuance of warrants in connection with the financing transaction contemplated should be treated as “permanent equity” in accordance with EITF 00-19. The Company further analyzed ASR 268 and EITF D-98 and determined that equity classification was appropriate.

Conclusion

Based on the analysis of the warrants, the Company has determined that

(i)	These warrants are excluded from the scope of SFAS 150;

(ii)	These warrants may meet the definition of a derivative under SFAS 133 however they meet the scope exception in paragraph 11 of SFAS 133

(iii)	These warrants have been properly accounted for as permanent equity.

CONVERTIBLE NOTES

Analysis of SFAS 150

SFAS 150 requires certain instruments within its scope to be recorded as liabilities be marked to fair value. The convertible notes do not meet any of the criteria to be within the scope of SFAS 150 and therefore, has been accounted for in accordance with APB 14.

Analysis of SFAS 133

The embedded conversion feature within convertible debt and convertible preferred stock must be assessed under paragraph 12 of SFAS 133 to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the embedded conversion feature is not required to be bifurcated under SFAS 133, the convertible instrument should be accounted for in accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (APB 14). Registrants also should consider Accounting Series Release No. 268, Redeemable Preferred Stocks (ASR 268), and EITF D-98, Classification and Measurement of Redeemable Securities, for the classification and measurement of the instrument, and EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, for consideration of any beneficial conversion feature.

Embedded conversion features that meet the criteria for bifurcation under SFAS 133 may qualify for the paragraph 11(a) scope exception in SFAS 133. In analyzing whether the conversion feature meets the paragraph 11(a) scope exception, one of the things the registrant must determine is whether the conversion feature would be classified within stockholders’ equity. To determine classification, the conversion feature must be analyzed under EITF 00-19. The first step of the EITF 00-19 analysis for these features is to determine whether the host contract is a conventional convertible instrument (paragraph 4 of EITF 00-19 and EITF 05-2, The Meaning of "Conventional Convertible Debt Instrument" in EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”.) If the instrument is a conventional convertible instrument, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133 and not be bifurcated from the host instrument. In that case, the convertible instrument should be accounted for in accordance with APB 14; ASR 268 and EITF Topic D-98 should be considered for the classification and measurement of the instrument; and EITFs 98-5 and 00-27 should be considered for any beneficial conversion feature.

In order to make the determination as to whether the instrument qualifies as “a conventional convertible instrument” we reviewed paragraph 4 of EITF 00-19:

“Paragraph 4.The Task Force observed that, pursuant to paragraphs ♦11(a) and ♦12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12-32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.”

Management reviewed the terms of the convertible note which contains an anti-dilution price reset provision which provides the holder of the note protection from dilution in the event of a future equity sale (other than for “standard anti-dilution” protections such as options, change of control, stock reclassifications etc.).

Therefore, the anti-dilution feature of this note would preclude the debt from being considered conventional convertible debt since there could be a situation in which the number of shares to be delivered would not be fixed.

As a result, since the instrument does not qualify as conventional convertible, paragraphs 12-32 of EITF 00-19 were analyzed to determine whether the conversion feature should be accounted for as a liability or equity. If the feature is classified as a liability under EITF 00-19, it would not qualify for the paragraph 11 scope exception in SFAS 133 and therefore the feature would be accounted for as a derivative at fair value, with changes in fair value recorded in earnings. If the feature is classified as equity under EITF 00-19 and meets the other criterion in the SFAS 133 paragraph 11 scope exception, the embedded conversion option is not bifurcated from the host instrument. We also considered whether there was a beneficial conversion feature that must be accounted for under EITF 98-5 and 00-27.

Analysis of Conversion Option on Convertible Notes for Equity Treatment Under EITF 00-19

We reviewed the options to convert the debt to equity in the context of the eight conditions in paragraphs 12-32 (Analysis of Convertible Note Classification).

Test: The contract permits the company to settle in unregistered shares.

Response: The contract permits settlement in unregistered shares. With respect to registration requirements, the Company is required to file a registration statement and to use its “commercially reasonable” efforts to cause the registrations statement to be declared effective to comply with its reporting and filing obligations for two years after effectiveness, and will take no action to terminate or suspend the registration statement. There are no required liquidation penalties in the event that the Company is not able to settle in registered shares. The Company has concluded that in the event registered shares are not available, the contract may be settled in unregistered shares, which is within the control of the Company.

Test: The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period that the derivative contract could remain outstanding.

Response: SYS prepared an analysis of the authorized but unissued shares compared to the maximum number of shares outstanding or that could be outstanding under options, warrants, convertible debt, etc., and determined that a sufficient number of authorized and unissued shares exist at the classification assessment date to control settlement by delivering shares. Furthermore, there is an anti-dilution (“price reset”) provision in this contract that would only be triggered by certain events that are controlled by the Company (i.e., issuance of equity at a price lower than the conversion price on the convertible debt).

So as per EITF 00-19 paragraph 23, since the Company has sufficient authorized shares available to settle all outstanding contracts, and the Company controls the events that could cause an increase in the potential number of shares to be issued, the Company has concluded that this condition has been met.

Test: The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Response: The contract contains an explicit number of common shares to be issued and includes a maximum conversion cap. As noted above, although there is an anti-dilution provision in this contract, the Company can control the event that would trigger the reset provision that would otherwise make the number of shares indeterminable.

Test: There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Response: No cash payments required.

Test: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

Response: There are no top-off or make whole provisions.

Test: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Response: Not Applicable - No cash payments required

Test: There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Response: Not Applicable - Once a note holder converts their note they have no rights that rank any higher than any other shareholder.

Test: There is no requirement in the contract to post collateral at any point or for any reason.

Response: Not Applicable - No such provision

Management Conclusion:

We believe based on the assessment of these criterion contained in paragraphs 12-32 that the conversion feature on the convertible debt would be classified as equity under EITF 00-19 and meets the other criterion in the SFAS 133 paragraph 11(a) scope exception (i.e. it is indexed to it’s own stock), and as such the embedded conversion option is not bifurcated from the host instrument.

Further, we believe that the way we’ve accounted for the convertible notes has been accurately reflected in accordance with EITF 00-27: Application of Issue 98-5 to Certain Convertible Notes, wherein the proceeds from the Units offering were allocated to the convertible note and the common stock based on the relative fair values and the associated debt discount is being amortized using the effective interest method. The effective conversion rate on the convertible debt after allocation of the proceeds based on the relative fair value does not result in a beneficial conversion feature on any of the convertible debt instruments.

In reference to the foregoing, SYS hereby acknowledges that (i) SYS is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Securities & Exchange Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (iii) SYS may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SYS

By: /s/ Edward M. Lake
Edward M. Lake
Chief Financial Officer